February 14, 2025

Benjamin Tran
Chief Executive Officer
Bimergen Energy Corporation (f/k/a Bitech Technologies Corp.)
895 Dove Street, Suite 300
Newport Beach, CA 92660

       Re: Bimergen Energy Corporation (f/k/a Bitech Technologies Corp.)
           Amendment No. 5 to Registration Statement on Form S-1
           Filed January 22, 2025
           File No. 333-280668
Dear Benjamin Tran:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 13, 2024 letter.

Amendment No. 5 to Registration Statement on Form S-1
Prospectus Summary, page 2
Overview, page 2

1. We note that you have modified certain disclosures in response to prior comment one to clarify your belief of being well-positioned to leverage existing relationships to secure multi-year customer contracts prior to project construction. Please further expand such disclosures on pages 2, 32, and 39 to more clearly describe your expectations as to the types of customers, and the terms that would govern your relationships with customers and the lenders and financing institutions referenced in footnote (11) on page 3.
 February 14, 2025
Page 2

      Please clarify if locations to be selected for the projects depend on first identifying a customer and whether you would be offering equity interests in the projects, selling them outright, or retaining ownership in order to benefit directly from the energy arbitrage opportunities that you mention. Please indicate how you have quantified these economic incentives in devising your business plans, and your expectations for the return considering the cost estimates in your table on page 2.

      Please describe the terms that you believe would govern the financing, construction, and operation of the facilities; to include clarifying the extent to which your role would be actively engaged or passive with respect to each phase in the life cycle of the projects. For example, it should be clear that you have outsourced all of the pre-
      construction activities to an entity that is wholly-owned by one of your directors; your plans for construction, commissioning, and operations should be addressed.
2. Please expand the notes to your financial statements to include the accounting policies that will be applied and reflect all project economics, to include the methods of application, the important judgements involved, the nature of any performance obligations, and allocations of asset costs to current and future periods (e.g. to include project costs, obligations for initial and RTB fees, and project sales, financing, and operting agreements), to comply with FASB ASC 235-10-50-3.

      Please also address the guidance on Principal versus Agent Considerations in FASB
      ACS 606-10-55-36 through 55-40, with respect to your role relative to the services being provided by Energy Independent Partners LLC under the Project Sale Agreement at Exhibit 10.28, and your accounting for its share of any proceeds
      received.
3. We note that you submitted for our review in response to prior comment one various letters-of-intent related to the locations that have been considered for the storage and solar facilities, although these did not cover all of the facilities that you have listed and of those provided only one appears to be current with respect to the exclusivity period.

      Please revise your tabulations on pages 3, 4, 33, and 34, and the adjacent disclosures and footnotes, as necessary to clarify that while you have considered and identified various potential locations for some of the facilitites, you have no site control for any of the projects, though do have one current letter-of-intent for the Red Bird storage project that is dated November 1, 2024, which provides you with 180 days to evaluate the prospect of entering into a lease, if that location remains under consideration.

      Please remove the notations from the tabulations indicating you have letters-of-intent for projects where these letters are no longer current.
Risk Factors
Risks Related to Our Company and Business, page 12

4. Please include as the initial disclosure in this group a brief discussion of the Initial
      Fees and RTB Fees that must be paid to Energy Independent Partners LLC pursuant to the Project Management Services Agreement at Exhibits 10.29 and 10.30 (including
 February 14, 2025
Page 3

       quantification of the aggregate fees) as project financing, permits, and location leases are obtained, and address the risks that such obligations may hinder or preclude your ability to obtain financing sufficient to develop and complete any of the projects.

       Please also quantify the aggregate amounts that you have arranged to receive under the Project Sale Agreement at Exhibit 10.28, and discuss the absence of any development requirements on the counterparty in the seconday sale, the inability to oversee, influence or monitor any progress, and the risk that such amounts will never be received if the counterparty does not secure financing and develop the projects or does not remit payments that would otherwise become due.

       Please also quantify the aggregate amounts that you have arranged to forward to
       Energy Independent Partners LLC pursuant to the Project Sale Agreement and discuss the risk that these payment obligations, in addition to the payment obligations for the
       Initial Fees and RTB Fees, may impact your ability to recover the values ascribed to the tangible and intangible assets associated with your storage and solar projects.
Use of Proceeds, page 28

5.     We note your dislosure indicating that you will be allocating proceeds to
       "Development of BESS Projects (Pre-Construction Costs     Engineering,
Permits,
       etc.)" though also stating the company "...does not currently have any specific projects for which it intends to use the proceeds...." Please reconcile these apparent
       inconstencies.

       Please also revise your disclosure stating "...none of the proceeds of this offering will be used to pay the BESS Initial Fee or the Solar Initial Fee to Emergen," to replace the reference to your subsidiary with Energy Independent Partners, LLC, the counterparty in those fee arrangements based on your disclosures on page F-26. Executive and Director Compensation, page 50

6. Please update your executive compensation disclosure for your fiscal year ended
       December 31, 2024. Refer to Item 402 of Regulation S-K and Question
117.05,
       Compliance & Disclosure Interpretations of Regulation S-K.
Certain Relationships and Related Party Transactions, page 55

7. We note that you added some disclosures in response to prior comment 5 though have not quantified the amounts that would indirectly convey to Mr. Johnson under the
       Project Management Services Agreement (PMSA) and the Solar Project Sale Agreement, as required by Item 404 of Regulation S-K.

       For example, the disclosures that you provide should cleary quantify and discuss his beneficial interests in the $29,025,000 of Initial Fees and the $58,950,000 of storage-
       project-related RTB Fees indicated by your disclosures on page F-26. You should also quantify and discuss his beneficial interests in the $115,200,000 of solar-project-
       related RTB Fees that may become payable if the counterparty in the secondary sale by Bridgelink opts to relinquish those projects, and the $12,125,000 in fees that are
 February 14, 2025
Page 4

       payable if those projects are instead retained and developed by the counterparty in the secondary sale, as described on page F-27.

       Please also describe your objectives, and those of Mr. Johnson, in having Bridgelink reacquire project rights that were sold to you the month before, and explain how the terms governing your sale of those rights were devised and how the economics compare to those devised in connection with your acquisition, particularly with regard to the disparity relative to the RTB Fees of $72,750,000, based on the
2.425 GW
       conveyed and the $0.03 per watt rate utilized in calculating such fees. Legal Matters, page 67

8. We note that you added some disclosure regarding litigation related to the Patent
       & Technology Exclusive and Non-Exclusive License Agreement on pages 36 and 37 of MD&A in response to prior comment six, rather than under the heading for Legal
       Matters pursuant to Item 103(c)(2) of Regulation S-K.

       Please add comparable disclosure under the Legal Matters heading and expand your disclosures to provide the context necessary to understand the terms and dates of the original transactions, the factual basis alleged to underlie the proceedings/origins of the dispute, and the implications relative to your business and financial statements.
Financial Statements, page F-1

9.     Please address the financial statement updating requirements in Rule
8-08 of
       Regulation S-X, which should include providing audited financial statements for
       2024, which should reflect retroactive adjustments to the share and per share amounts related to your 1:140 reverse stock split, as announced in the Form 8-K that you filed on February 3, 2025, and the revisions concerning the amounts and disclosures in your financial statements requested in the comments in this letter.
Note 6 - Acquisition of Emergen Energy LLC, page F-25

10.    We note that you have revised disclosure in the sixth paragraph on page
42 in
       response to prior comment 7 to indicate that amounts allocated to intangible assets for your project plans will be amortized ("relieved over time") at the same rate as depreciation is recognized for any costs capitalized for projects that begin to generate revenue.

       However, you have retained disclosures on pages F-22, F-25 and F-27 indicating that the intangible assets will be recharacterized as tangible assets ("will become a component of property, plant and equipment") if any projects are successfully developed into revenue-generating assets.

       Please further revise your disclosures as necessary to address these apparent inconsistencies and to provide a coherent and consistent description of the accounting that you believe would be appropriate and consistent with generally accepted accountign princples.
 February 14, 2025
Page 5

11. We understand from your response to prior comment 8 that you have confirmed that
      EIP "...has no intention of pursuing any BESS, Solar or wind projects outside of
      Bitech and that EIP wants to ensure that these are marketed and sold exclusively through Bitech," although you have retained disclosures under this heading, as well as on pages 35, 43 and 55, that continue to indicate EIP has the option to "develop and retain the Development Project outside of Emergen."

      Unless you have amended the agreement to remove that optionality, it appears that you should disclose the reasons for that provision, and explain how it would be intepreted in addressing the economics as requested in prior comment 8.

      However, if you have no proprietary rights to specific projects this should be made clear in your disclosure. If you believe that you do have proprietary rights, please identify the particular characteristics of the project plans over which you believe such rights may be enforced.
12. We note your response to prior comment 9, including revisions that you have made to disclosure on page 35, indicating that the BESS and Solar Initial Fees, shall be due and payable and apportioned equally between the two, once project financing of at least $5 million has been secured.

      Please reconcile this disclosure with the amendment to the agreement at Exhibit
      10.30, which appears to have removed the $5 million financing provision from
      Section 2.07; and address the implications of default in the event project financing received is not sufficient to cover the required payments.

      Given your project cost estimates in the Prospectus Summary and in MD&A also explain how you expect financing to be structured with regard not only to the preconstruction costs, but also construction and commissioning of the facilities, and indicate whether you intend to also rely on a third party for these activities.
13. We understand from your response to prior comment 7 that you regard the Initial Fees and RTB Fees that may become due under the Project Management Services Agreement as contingencies and that you believe it is neither probable nor reasonably
      possible that a liablity had been incurred as of September 30, 2024; you identify
      SFAS 5 as the guidane upon which you have relied in making this assessment. Please understand that the guidance that you have referenced was superceded by the
      Accounting Standards Codification in 2009; and the guidance corresponding to that which you have described has resided in FASB ASC 450-20-25-2 since then.

      Given that you have characterized the payments to be made to Energy Independent
      Partners LCC as consideration for past services rendered by its affiliates and for future pre-construction services that it will provide, and considering the guidance in FASB
      ASC 450-10-15-3 and 55-3, it does not appear that your payment arrangements would be properly regarded as contingencies. We suggest that you consult the guidance in
      FASB ASC 820-10-30-3A(c), as to the unit of account, and 35-2B(b), as to restrictions on use, to the extent applicable and you may consider whether the
      arrangements would constitute executory contracts.
 February 14, 2025
Page 6

14. As for the recognition of intangible assets in isolation of the encumberances referenced in the preceding comment, we have further considered your November 26,
       2024 response to comment 4, regarding FASB ASC 845-10-30-3 and 8, which requires valuation at the recorded amount when major uncertainties exist about the
       realizability of the value that would be assigned to an asset received in a nonmonetary transaction, and do not see adequate support for a view on recoverabilty based on the
       Project Sale Agreement, considering that solar projects were returned to the same party from whom they were acquired one month before, and the uncertain prospects for realization.

       Please advise us of the amounts that had been capitalized for the projects by
       Bridgelink Development LLC, and confirm that these amounts agree with the audited financial statements of this entity covering the 2022 and 2023 fiscal years, as referenced in Section 3.18 of the Membership Interest Purchase Agreement at Exhibit
       10.22.
Note 8 - Solar Projects Sale, page F-27

15. We understand from your response to prior comment 10 that you have revised the agreement with Bridgelink to remove the provision that had subjected any amounts received under the sale agreement to rights of refund, and that you will address this change in accounting for the arrangement when updating your financial statements. However, we also understand that the counterparty in the secondary sale
       may nevertheless decline to develop any or all of the solar projects conveyed and return the projects.

       Given that the arrangement does not require any payments beyond the initial payment unless projects are developed and milestones are achieved, please expand your disclosure to identify and describe any incentives the counterparty would have to return projects to you that it does not intend to develop and, considering that specific locations have not been secured for any of the projects, also clarify how the projects conveyed would be diferentiated from any incrementally projects that you may plan and develop in future periods, and describe any constraints on your ability to plan simlar projects in similar locations.

       Please also disclose the number of projects for which plans have been conveyed and identify any specific projects for which any meaningful progress has been made by the counterparty (e.g. securing financing, completing pre-development activities, commencing construction), and explain how you will monitor progress in future periods and report amounts that are due under the arrangement based on such progress in advance of your receipt of such funds.
16. Please submit the secondary sale agreement, including all attachements and exhibits to the agreement, for our review along with your response; and identify any relationships between the counterparty and (i) your officers, (ii) any other companies in which any of your officers hold any direct or indirect interests, or (iii) any related persons.
       Please contact Lily Dang at 202-551-3867 or Karl Hiller at 202-551-3686 if you have
 February 14, 2025
Page 7

questions regarding comments on the financial statements and related matters. Please contact
Claudia Rios at 202-551-8770 or Liz Packebusch at 202-551-8749 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Peter Campitiello, Esq.